Mail Stop 4561

July 16, 2008

U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the period Ended March 31, 2008**
> **File No. 001-09924**

Dear Mr. Crittenden:

We have reviewed your response filed with the Commission on June 19, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2007 Form 10-K

Citigroup Derivatives, page 57

1.   We note your response to comment 5 to our letter dated May 7, 2008 where you tell us the portion of the market value adjustments for your derivatives liabilities related to your own credit risk. Considering the significant impact of your own credit on the valuation of your derivative liabilities and on your results of operations and potential trends in this area, please provide disclosure of the effect in Management's Discussion and Analysis (MD&A). In this regard, we note that on page 171 of your 2007 Form 10-K, you provide disclosure, as required by SFAS 159, of the effect of your own credit on the value of your liabilities for

which you have elected the fair value option. However, it does not appear that the number disclosed on page 171 includes the effects of your own credit on your derivative liabilities, as these are not accounted for under SFAS 159. In future filings, to the extent material to your results of operations, liquidity, or capital resources, please provide full disclosure of the impact of your own credit on the valuation of all of your liabilities carried at fair value within MD&A.

2.   We note your disclosure on pages 55-56 of your Form 10-K about your "direct exposure to monolines" and your disclosure in the last paragraph of this section that you also have "indirect exposure" to the monoline insurance companies in various other parts of the business. Your disclosure indicates that since you are not a party to the insurance contract, you have not provided your "indirect" exposure to the monoline insurers in this section.   Please respond to the following:

   • Please tell us why you don't believe it is relevant or practicable to quantify your "indirect" exposure to the monoline insurers in this section. In this regard, it appears that you do provide some indication of your "indirect" exposure to the monoline insurers related to your trading assets, as you state on page 55 that you had $1.7 billion of net market value exposure to the monolines related to your trading assets, including long and short positions in U.S. subprime residential mortgage-backed securities and related products. Please clarify in these instances whether you are referring to insurance provided by the monlines on your residential mortgage-backed securities.

   • Given that the value of your investments in corporate or municipal bonds is likely impacted by the insurance provided by the monoline insurers, please tell us why you don't believe it is relevant to provide disclosure of at least the value of securities that you have that have some type of insurance provided by the monolines on, similar to what you have done for insurance provided by the monoline insurers on your mortgage loans.

   • We note your disclosure on page 93 of your 2007 Form 10-K related to your municipal securities tender option bond (TOB) trusts that due to downgrades of certain monoline insurance companies you have proactively managed the TOB programs by applying additional secondary market insurance on the assets or you proceed with the orderly unwind of the trusts. Please tell us how you account for this obligation and whether you are contractually obligated to do so. Please also tell us why you do not believe that further disclosure related to your exposure/obligations to the monoline insurers in the area of the TOB trusts would not be relevant in this section.

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

3.   We note your response to comment 6 to our letter dated May 7, 2008. Please respond to the following:

- We note your disclosure on page 92 of your 2007 Form 10-K that in certain cases you sell assets to the municipal securities tender option bond (TOB) trusts. Please tell us how you determined whether or not the transfer of these assets qualified for sale accounting pursuant to paragraph 9 of SFAS 140.

- Please provide further information as to how the hedge funds that are consolidated by the company account for their liability pursuant to the "reimbursement agreement" discussed on page 93 between the hedge fund and the liquidity provider. Please also explain how this is considered in preparing the consolidated Citigroup accounts, as it appears from your disclosure that Citigroup is often the liquidity agreement provider.

- We note your disclosure on page 93 that for the nonconsolidated TOB trusts and QSPE trusts, you recognize only your residual investment on your balance sheet at fair value and the third party financing raised by the trusts is off-balance sheet. Please tell us, and clarify in future filings, whether you are accounting for your residual investment as either available-for-sale or trading securities.

- We note your disclosure that in some cases the TOB trusts are structured as QSPEs and in other cases they are not. Please tell us why in certain cases these trusts are structured as QSPEs and in certain cases they are not. Please also clarify the extent of your role in determining whether the TOB trusts are QSPEs.

Financial Statements

Note 4.   Business Segments, page 128

4.   We note your response to prior comment 8 to our letter dated May 7, 2008. Please address the following:

- Please refer to the first sentence of your response to the second bullet to prior comment 8. Please tell us how you used this approach to determine the fair value of your reporting units. In this regard, please give specific examples of the types of data that was considered in determining the fair value of the reporting units, and the nature of any adjustments you make to this data to arrive at the fair value of your different reporting units.

- Please refer to the penultimate sentence in your response to the last bullet to prior comment 8.   Please tell us why this was the case, as it appears that the events that triggered the goodwill impairment analysis could have potentially triggered a requirement to test your intangible assets outside of the date you refer to as the "annual intangible impairment test" given the similarity of the triggers noted in paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144. In this regard, while we understand that no impairment was identified when the annual impairment test was performed, it is still unclear why the test was not performed at an earlier date if triggers were evident, particularly in light of the fact that intangible assets within the scope of SFAS 144 are not required to be tested annually, but rather are required to be tested whenever events or circumstances indicate the carrying amount may not be recoverable. To the extent that your reference to annual impairment test is referring to indefinite-lived intangible assets within the scope of SFAS 142 (other than goodwill), please describe the nature of these intangible assets, and how you concluded they had an indefinite life.

Form 10-Q for the Period Ended March 31, 2008

Interim Financial Statements

Note16. Fair Value, page 95

5.   We note your response to comment 12 to our letter dated May 7, 2008. Please refer to the data you provided as of March 31, 2008 in response to this comment immediately above the disclosures you proposed to add in future filings.   Please tell us why there is such a wide variation in the assumptions used for each type of auction rate security given that in all cases the data is as of March 31, 2008. For example, please explain the differences in the securities which would have resulted in using the high end versus the low end of the range for the assumption, whether principally the high end of the range or the low end of the range was used in the valuation and whether these ranges for this assumption were based on secondary market activity.

                                                    * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

                                                            Sincerely,

                                                            Kevin W. Vaughn
                                                            Branch Chief